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Exhibit 99.2

 NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Fairfax Financial Holdings Limited ("Fairfax") will be held at the offices of Torys LLP, 79 Wellington Street West, 33rd floor, Toronto, Canada on July 21, 2015 at 9:00 a.m. (Toronto time) for the following purposes:

  (a)
  to consider and, if deemed appropriate, to adopt a special resolution (the text of which is attached to the accompanying Management Proxy Circular dated June 12, 2015 as Schedule A) for the purpose of authorizing an amendment to Fairfax's articles of incorporation having the effect of (i) increasing the number of votes attached to the multiple voting shares from ten (10) votes to fifty (50) votes per multiple voting share, subject to adjustment in accordance with Fairfax's articles of incorporation and subject to certain limitations on the total number of votes represented by the multiple voting shares, including that the votes attached to the multiple voting shares represent no more than 41.8% of the votes attached to all of the outstanding multiple voting shares and subordinate voting shares, (ii) subjecting the vote increase described in (i) above to a shareholder ratification procedure, (iii) creating provisions to ensure equal treatment of holders of multiple voting shares and subordinate voting shares in the event of certain transactions, and (iv) making certain corresponding and factual updating amendments; and

  (b)
  to transact such other business as may properly come before the special meeting.

        A shareholder who dissents in respect of the special resolution to amend the articles of incorporation is entitled to be paid the fair value of his or her shares in accordance with section 190 of the Canada Business Corporations Act. This right of dissent is described in the accompanying Management Proxy Circular. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right to dissent.

By Order of the Board,
Eric P. Salsberg Vice President, Corporate Affairs and Corporate Secretary

Toronto, June 12, 2015

        This is not an annual shareholders' meeting. Accordingly, management will not be providing any presentation regarding Fairfax's business or financial performance at this Special Meeting.

        If you cannot be present to vote in person at the Special Meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided, or vote online at https://proxy.valianttrust.com prior to 12:00 noon (Toronto time) on July 17, 2015. Please refer to the accompanying Management Proxy Circular for further information regarding completion and use of the proxy and other information pertaining to the special meeting.

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NOTICE OF SPECIAL MEETING OF SHAREHOLDERS